Notice to ASX/LSE 16 September 2021 Statement on penalty assessment On 2 March 2021 the Australian Taxation Office (ATO) issued Rio Tinto Limited with amended assessments related to the denial of interest deductions on an isolated borrowing used to pay an intragroup dividend in 2015. The borrowing was repaid in 2018. The ATO has today issued further assessments in relation to the same transaction levying penalties of A$352m (US$257.9m) and reducing the original interest assessment from A$47m to A$27m (US$19.8m). Borrowing to fund the payment of a dividend is a normal commercial practice. Rio Tinto is confident of its position and will dispute the primary tax and penalty assessments. In accordance with the usual practice Rio Tinto has paid 50% of the primary tax up-front as part of the objections process. Penalties and interest are not required to be paid until the primary tax matter is resolved. Rio Tinto Limited paid more than A$8.4bn (US$6.4bn) of Australian income tax during the relevant period. EXHIBIT 99.4

Media release Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com